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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                           Win-Gate Equity Group, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   972639 10 8
                                 (CUSIP Number)

                                   Gary Morgan
                    100 North Biscayne Boulevard, Suite 2500
                              Miami, Florida 33132
                                 (305) 371-3300
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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_______________________________________________________________________________

CUSIP No. 972639 10 8               SCHEDULE 13D              Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Gary Morgan            ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X](1)
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                 PF; OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED STATES
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       8,294,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,294,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                48.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT





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                                                               Page 3 of 6 Pages

(1) In connection with the February Letter Agreement described in Item 6 below, the Reporting Person has agreed to vote his shares in accordance with the February Letter Agreement. If the Reporting Person fails to vote in accordance thereof, Morgan appoints the Bank as his proxy to vote the Reporting Person's stock on all matters as described in the February Letter Agreement. However, other than with respect to the agreements and covenants described in the February Letter Agreement, the Reporting Person does not affirm the existence of any group.


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                                                               Page 4 of 6 Pages

Item 5.           Interest in Securities of the Issuer

(b) The Reporting Person has shared voting power with GNB Bank Panama S.A., a bank organized under the laws of the Republic of Panama (the "Bank"), with respect to 8,294,000 shares held by the Reporting Person, which shares constitute approximately 48% of the issued and outstanding common stock of the Issuer. The change in the voting power with respect to the shares of common stock held by the Reporting Person was the result of a letter agreement between the Reporting Person and GNB Bank Panama S.A. (the "Bank") dated February 29, 2000 (the "February Letter Agreement"), described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has been appointed Chief Executive Officer and a Director of Win-Gate Equity Group, Inc.

In connection with a Loan Agreement (the "Loan Agreement") dated February 29, 2000 by and among the Win-Gate Equity Group, Inc. (the "Issuer"), Globaltron Communications Corporation, a Delaware corporation and a subsidiary of the Issuer (the "Guarantor"), and the Bank, the Bank made a loan to the Issuer in the principal amount of $5.0 million (the "Loan") as evidenced by an unsecured convertible promissory note (the "Note"). The Loan was funded on February 29, 2000 and all transaction documents were exchanged on March 17, 2000. As an inducement for the Bank to enter into the Loan Agreement, pursuant to the February Letter Agreement, the Reporting Person agreed that:

         (i) for a period of three years from the date of the February Letter Agreement, the Reporting Person will not sell, exchange or otherwise transfer (collectively, the "transfer") all or part of the Reporting Person's stock in the Issuer; provided, however, that the Reporting Person may transfer his shares in the Issuer in the event of a merger, consolidation or other sale of assets or other reorganization;

         (ii) after the three-year period referred in clause (i) above, if and to the extent the Reporting Person transfers all or part of his stock in the Issuer, the Bank has tag-along rights on the stock sold or transferred on the same terms and conditions it is offered to the Reporting Person;

         (iii) the Reporting Person will vote his stock in the Issuer in favor of the Bank's designee(s) nominated to serve as one of the five directors on the board of directors of the Issuer; and

         (iv) the Reporting Person will not vote his stock in the Issuer, without the Bank's permission, in favor of:

                  (A) amending the Articles of Incorporation of the Issuer (other than in connection with a private placement of the Issuer's common stock or any other class of its equity securities with a preference (as to liquidation, dividends or otherwise) to the common stock (collectively, the "Qualifying Shares") of not less than $15.0 million to persons unrelated to the Reporting Person (the "Qualifying Private Placement") or for non-material amendments),

                  (B) incurring indebtedness in excess of $40.0 million in principal amount prior to a Qualifying Private Placement and $80.0 million in principal amount between such offering and a public offering of any Issuer securities,

                  (C) approving a redemption by the Issuer or any of its affiliates of any securities of the Issuer (other than in connection with the conversion of the principal portion of the Loan and Note into Qualifying
Shares),
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                                                               Page 5 of 6 Pages

                  (D) acquiring, or investing in, any entity (or its assets) in excess of $1.0 million (in any one or a series of transactions), with certain exceptions,

                  (E) undertaking a public offering of Issuer securities of less than $90.0 million; provided that after the after the Qualifying Private Placement and before any public offer of shares, there cannot be an offering unless Qualifying Shares get a 50% promote per year, on a compounded basis;

                  (F)      declaring any dividends or distributions;

                  (G)      liquidating the Issuer or its affiliates,

                  (H) changing the compensation arrangements with employees or current "cap" on compensation for new employees, except in certain instances,

                  (I)      entering into any related party transactions; or

                  (J) merging, consolidating, reorganizing or selling the assets unless the Issuer is valued at not less than $200 million, $375 million or $500 million in the three consecutive 12-month periods, respectively, commencing in February, 2000, and any transaction is also conditioned upon the consideration received being cash or securities immediately salable on an established securities exchange or NASDAQ.

In the event that the Reporting Person fails to vote his stock in accordance with clauses (iii) and/or (iv) of the foregoing paragraph, then, in addition to such other rights and remedies as may be available to the Bank in law or in equity (including without limitation an action for breach of contract), the Reporting Person appoints the Bank as his proxy, which proxy is irrevocable and coupled with an interest, to vote the Reporting Person's stock on all such matters as are within the contemplation of such clauses (iii) and/or (iv). In any such event, the Bank has full power of substitution with regard to such proxy.


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                                                               Page 6 of 6 Pages
Item 7.  Material to Be Filed as Exhibits

(a) Loan Agreement dated February 29, 2000 among the Issuer, the Guarantor and the Reporting Person (without exhibits).

(b) February Letter Agreement dated February 29, 2000 from the Reporting Person to the Bank.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 9, 2000



/s/ Gary Morgan
-----------------------------
Gary Morgan